Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly Held Company

EXCERPT OF ITEMS (1), (2) AND (3) OF THE MINUTES OF THE 143RD MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 12, 2016

As secretary of the meeting of the Board of Directors, I hereby CRETIFY that items (1), (2) and (3) of the Minutes of the 143rd Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization, held on September 12, at 11:00 a.m., via teleconference, reads as follows:

“With respect to the sole item of the Agenda, the following points were discussed and/or deliberated: (1) The receipt of the resignation letter of the Chief Financial Officer and Investor Relations Officer, Mr. Flávio Nicolay Guimarães was recorded on this date. (2) The receipt of the resignation letter of Mr. Ricardo Malavazi Martins from the position of member of this board of directors was recorded on this date, leaving the position vacant until further deliberation, due to the lack of an alternate. (3) In continuity of the discussions held in the meeting of the Board of Directors held on September 9, 2016, and pursuant to the recommendation of the People, Appointment, and Compensation Committee, which, at the request of the Board of Directors, held an extraordinary meeting on September 7, 2016, the Board of Directors approved, by a majority, recording the votes against cast by Members Messrs. Ricardo Reisen de Pinho and Marcos Duarte Santos, the election of Mr. RICARDO MALAVAZI MARTINS, Brazilian, married, economist, bearer of identification card No. 9.139.269-X issued by SSP/SP, registered under individual taxpayer identification No. 082.620.858-41, with an address at Rua Lord Cockrane, 820, apt. 134, block 2, Ipiranga, São Paulo, SP, CEP 04213-002, to the position of Chief Financial Officer and Investor Relations Officer to finish the remaining term, pursuant to the Meeting of this Board of Directors held on May 10, 2016, which deliberated the election of the current Officers. The Officer elected herein signs the respective Terms of Tenure and Investiture, on this date, and declares that he has not been charged with any of the crimes provided in law that would prevent him from holding the positions for which he was appointed. The statements written by members with respect to the issue will be filed with the Secretary of the Board. Member Mr. Rafael Mora recorded his support for the statement presented by Members Messrs. Srs. José Mauro M. Carneiro da Cunha e Luís Palha da Silva.”

All members of the Board of Directors were present and affixed their signatures: José Mauro M. Carneiro da Cunha, Thomas Reichenheim, Rafael Luís Mora Funes, André Cardoso de M. Navarro, Pedro Z. Gubert Morais Leitão, João Manuel Pisco de Castro, Luís Maria Viana Palha da Silva, Marcos Duarte Santos and Ricardo Reisen de Pinho.

Rio de Janeiro, September 12, 2016

José Augusto da Gama Figueira

Secretary